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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-1
                               (AMENDMENT NO. 15)
           TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


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                               SAFETY-KLEEN CORP.
                           (Name of Subject Company)

                      LAIDLAW ENVIRONMENTAL SERVICES, INC.
                             LES ACQUISITION, INC.
                                   (Bidders)

                             ---------------------

                     COMMON STOCK, PAR VALUE $.10 PER SHARE
                         (Title of Class of Securities)

                                   50730L105
                     (CUSIP Number of Class of Securities)

                             ---------------------

                                 KENNETH WINGER
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                      LAIDLAW ENVIRONMENTAL SERVICES, INC.
                         1301 GERVAIS STREET, SUITE 300
                 COLUMBIA, SOUTH CAROLINA 29201, (803) 933-4200
          (Name, Address and Telephone Numbers of Person Authorized to
            Receive Notices and Communications on Behalf of Bidder)

                             ---------------------

             WITH A COPY TO:                            WITH A COPY TO:
            HERBERT S. WANDER                            ALAN H. PALEY
          KATTEN MUCHIN & ZAVIS                          PAUL S. BIRD
    525 WEST MONROE STREET, SUITE 1600               DEBEVOISE & PLIMPTON
       CHICAGO, ILLINOIS 60661-3693                    875 THIRD AVENUE
              (312) 902-5200                       NEW YORK, NEW YORK 10022
                                                        (212) 909-6000

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     This Statement amends and supplements the Tender Offer Statement on
Schedule 14D-1, originally filed with the Securities and Exchange Commission on January 16, 1998 as previously amended (the "Schedule 14D-1"), relating to the offer by Laidlaw Environmental Services, Inc., a Delaware corporation ("Laidlaw Environmental") and LES Acquisition Inc., a Delaware Corporation and indirect wholly owned subsidiary of Laidlaw Environmental ("LES Acquisition" and together with Laidlaw Environmental, the "Bidders") to exchange all of the outstanding common shares, par value $0.10 per share (collectively, the "Shares"), of Safety-Kleen Corp., a Wisconsin corporation ("Safety-Kleen"), for shares of common stock, par value $1.00 per share, of Laidlaw Environmental ("Laidlaw Environmental Common Stock") and cash, upon the terms and subject to the conditions set forth in the Prospectus, dated January 15, 1998, relating to Laidlaw Environmental's Offer To Exchange Each Outstanding Common Share (including the Associated Share Purchase Rights) of Safety-Kleen Corp. (the "Prospectus") as amended by the Amended Prospectus dated January 27, 1998 (the "Amendment"), and in the related Letter of Transmittal which, together with any amendments or supplements thereto, constitutes the "Laidlaw Environmental Offer." Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Laidlaw Environmental Offer.

ITEM 10.  ADDITIONAL INFORMATION.


     Laidlaw Environmental announces that the Federal Court for the Northern District of Illinois has set March 12, 1998 for a full hearing on Laidlaw Environmental's motion for an injunction to force Safety-Kleen's Board to lift the poison pill and other defensive measures blocking Laidlaw Environmental's exchange offer to Safety-Kleen shareholders. The full text of the press release, dated March 5 and issued by Laidlaw Environmental is filed herewith as exhibit
(a)(33) and is incorporated herein by reference.


ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.


     (a)(33) Text of press release, dated March 5, 1998, issued by Laidlaw Environmental.



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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: March 6, 1998


                                      LAIDLAW ENVIRONMENTAL SERVICES, INC.

                                      By:       /s/ KENNETH W. WINGER
                                         ---------------------------------------
                                         Name: Kenneth W. Winger
                                         Title: President and Chief Executive
                                          Officer



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                                 EXHIBIT INDEX


EXHIBIT
NUMBER                                DESCRIPTION
-------                               -----------
(a)(33)    -- Text of press release, dated March 5, 1998, issued by
              Laidlaw Environmental.